UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Xponential, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

98415T 10 9

(CUSIP Number)

J. Christopher Dance

Career Collection, Ltd.

5956 Sherry Lane

Suite 1350

Dallas, Texas 75225

214-368-3143

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 7, 2006

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

1.	NAMES OF REPORTING PERSONS Career Collection, Ltd. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) 94-3421523
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 500,000* 8. SHARED VOTING POWER 0 9. SOLE DISPOSITIVE POWER 500,000* 10. SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 500,000*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.0%
14.	TYPE OF REPORTING PERSON PN

*	Includes 400,000 shares of common stock issuable upon conversion of Convertible Notes of the Issuer held by the Reporting Person in aggregate principal amounts of $4,000,000.

This Amendment No. 1 amends the Statement on Schedule 13D filed on October 18, 2005 by Career Collection, Ltd., a Texas limited partnership (the “Reporting Person”).

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended to read in its entirety as follows:

On February 7, 2006, the Reporting Person acquired $2,000,000 aggregate principal amount of 8% Limited Recourse Secured Convertible Subordinated Notes Due 2014 (the “Convertible Notes”) of the Issuer from the Issuer for a purchase price of $2,000,000. The Convertible Notes are convertible into 200,000 shares of Common Stock of the Issuer. The source of the funds used to pay the purchase price of the Convertible Notes was the working capital of the Reporting Person.

Item 5. Interest in Securities of the Issuer.

Item 5(a) is hereby amended to read in its entirety as follows:

(a) As of the date of the filing of this Statement on Schedule 13D, the Reporting Person is the beneficial owner of 500,000 shares of Common Stock of the Issuer (of which 400,000 shares are issuable upon conversion of $4,000,000 aggregate principal amounts of Convertible Notes), which shares represent (in accordance with Rule 13d-3(d)(1)) approximately 18.0% of the issued and outstanding shares of the Common Stock of the Issuer.

Item 5(c) is hereby amended to add the following at the end thereof:

The response to Item 3 is incorporated herein by reference.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 17, 2006	CAREER COLLECTION, LTD.

	By:	Pompeii Management, LLC
its general partner

	By:	/s/ Nicholas A. Merrick
Nicholas A. Merrick
Manager